SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020 (Report No. 5)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT 99.2 IS HEREBY INCORPORATED BY REFERENCE INTO NICE LTD.`S (“NICE”) REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-166364, 333-168100, 333-171165, 333-162795, 333-162110, 333-06784, 333-08146, 333-11842, 333-09350, 333-11154, 333-111112, 333-111113, 333-134355, 333-144589, 333-145981, 333-153230, 333-177510, 333-179408, 333-181375, 333-191176, 333-199904, 333-210341, 333-210343, 333-210344, 333-214584, 333-226930 and 333-228911), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

On August 24, 2020, NICE Ltd. issued a press release announcing its offering of $400,000,000 aggregate principal amount of Convertible Senior Notes due 2025. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In connection with the offering, NICE intends to provide investors with its interim condensed consolidated financial statements as of June 30, 2020, including notes thereto. These financial statements are the same as those included in the unaudited condensed consolidated financial statements included in NICE’s second quarter earnings announcement, although those did not have notes thereto. Such financial statements are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

EXHIBIT INDEX

99.1	Press release dated August 24, 2020 announcing the offering of $400,000,000 aggregate principal amount of Convertible Senior Notes due 2025.

99.2	Interim financial statements as of June 30, 2020, including notes therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name:	Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: August 24, 2020